UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                                  (Mark One)
                                   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                                                 THE SECURITIES EXCHANGE ACT OF 1934

                                                        For the fiscal year ended December 31, 2002

OR

                                   [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                                                 THE SECURITIES EXCHANGE ACT OF 1934

                                                        For the transition period from               to

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

                                                                                     Page
             Report of Independent Auditors........................................    1

             Audited Financial Statements

             Supplemental Schedules

                 Schedule H, Line 4i - Schedule of Assets (Held At End of Year)....   10
                 Schedule H, Line 4j - Schedule of Reportable Transactions.........   11

i

REPORT OF INDEPENDENT AUDITORS

To the OGE Energy Corp.
Benefits Committee:

          We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

          Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

          The schedule of assets (held at end of year) and schedule of reportable transactions that accompanies the Plan’s financial statements do not disclose the historical cost of certain nonparticipant-directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                  /s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 6, 2003

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

                                                                    2002                    2001
                                                           ---------------------  ---------------------

INVESTMENTS (AT MARKET VALUE)
   Investments in common stock.........................    $        119,818,530    $       150,698,707
   Investments in mutual funds.........................              86,607,623            104,808,810
   Investments in common collective trust..............              25,847,777             23,854,625
   Participant loans...................................               8,910,678              9,214,214
                                                           ---------------------  ---------------------

          Net assets available for benefits............    $        241,184,608    $       288,576,356
                                                           =====================  =====================

                      The accompanying notes are an integral part of these financial statements.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS
Investment income
   Dividends..............................................................  $            8,417,382
   Interest on loans......................................................                 746,497

Contributions
   Participants...........................................................              13,494,071
   Company................................................................               5,156,177
                                                                            -----------------------

      Total additions.....................................................              27,814,127
                                                                            -----------------------

DEDUCTIONS
Net depreciation in fair value of investments
   Common stocks..........................................................            (34,447,288)
   Mutual funds...........................................................            (18,983,295)

Distributions to participants.............................................            (21,715,588)
Administrative expenses...................................................                (59,704)
                                                                            -----------------------

      Total deductions....................................................            (75,205,875)
                                                                            -----------------------

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS.........................            (47,391,748)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year......................................................            288,576,356
                                                                            -----------------------

   End of year............................................................  $         241,184,608
                                                                            =======================

                    The accompanying notes are an integral part of this financial statement.

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

          The OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”), originally the Oklahoma Gas and Electric Company Employees’ Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company (“Fidelity”) serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust in accordance with the Trust agreement between OGE Energy Corp. (the “Company”) and the Trustee. The following description of the Plan provides only general information of the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

          By OGE Energy Corp.‘s Board action taken July 15, 1998, the Oklahoma Gas and Electric Company Employees’ Stock Ownership Plan (the “ESOP”) was merged into the OGE Energy Corp. Employees’ Retirement Savings Plan effective October 1, 1998. The name of the surviving plan was changed to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan. The ESOP has been frozen since 1986. Therefore, since it was frozen no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The merged Plan implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy Corp. common stock in the ESOP are paid in cash to participants by the Trustee. Dividend pass-through is optional for other shares of the Company common stock held in participant accounts under the Plan.

General

          Participation in the Plan is voluntary. The Plan is administered by a committee (the “Benefits Committee”) appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Eligibility

          Each regular full-time employee of the Company or an affiliate is eligible to participate in the Plan immediately. All other employees of the Company or an affiliate are eligible to become participants in the Plan after completing one year of service as defined in the Plan.

Contributions

          Participants may contribute each pay period any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Contributions of the first six percent of compensation are called “Regular Contributions” and any contributions over six percent of compensation are called “Supplemental Contributions.” Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code (the “Code”) subject to the limitations thereof or as a contribution made on an after-tax basis. Under Section 401(k) of the Code, the portion of the participant’s compensation that is contributed as a salary reduction contribution is referred to in the Plan as a “Tax-Deferred Contribution” which will not be subject to federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made each pay period and participants may change contribution percentages during any pay period.

          Participants can direct that all of their contributions be invested in multiples of one percent in any one or all of the investment options available, including the OGE Energy Corp. Common Stock Fund which invests primarily in Company common stock. Participants may change investment allocations of contributions on any business day.

          The Plan allows rollovers from other qualified plans. Participants may invest their rollovers into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Matching Contributions

          The Company contributes to the Plan each pay period on behalf of each participant an amount equal to 50 percent of the participant’s Regular Contributions for participants whose employment or re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and an amount equal to 75 percent of the participant’s Regular Contributions for participants whose employment or re-employment date occurred before February 1, 2000 and who have 20 or more years of service.  For participants whose employment or re-employment date occurred on or after February 1, 2000, the Company shall contribute 100 percent of the Regular Contributions deposited during such pay period by such participant. No Company contributions are made with respect to a participant’s Supplemental Contributions or with respect to a participant’s Regular Contributions effective July 1, 2000 based on overtime payments, pay-in-lieu of overtime for exempt personnel and special lump-sum recognition awards and effective September 20, 2000, for lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company’s contribution which is allocated for investment to the OGE Energy Corp. Common Stock Fund may be made in shares of the Company’s common stock or in cash which is used to invest in the Company’s common stock.

Vesting

          Participants’ Regular and Supplemental Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30 percent vested in their Company contribution account, vest an additional 10 percent upon the completion of the following year and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s Retirement Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates.

          The Plan was amended, effective January 1, 2002, for employees eligible to participate in the Plan on or after that date, to revise the vesting schedule in their allocated share of the Company contributions to a six-year period. After two years of service with the Company, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service.

          Forfeitures of the non-vested Company’s contributions resulting from termination of employment are used to reduce the Company’s contributions. During 2002, there were no material forfeitures that were used to reduce the Company’s contributions. At December 31, 2002 and 2001, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company or an affiliate thereof within five years.

Withdrawals

          During employment, participants may not withdraw Tax-Deferred Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants generally can make one withdrawal in any calendar year for no less than $300 or 100 percent of the participant’s after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Distributions

          Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. Distributions may be made in the form of a lump-sum payment or installment payments or a combination thereof at the participant’s election. Participants who are under age 70 ½ at termination may defer commencement of their distributions until April 1 of the year after the year in which they reach age 70 ½.

          All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of Company common stock with fractional shares being paid in cash or a combination thereof at the participant’s election. Dividends on shares of Company common stock are paid in cash to the participant based on the number of shares allocated to their account as of the ex-dividend date for such dividend. Dividends are automatically distributed in cash to participants unless otherwise requested for dividends allocable to accounts other than ESOP accounts. Any dividends not distributed in cash are used to purchase additional shares of the Company common stock. These additional shares are allocated to the participants’ accounts to which they relate in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided such eligible retirement plan accepts direct rollovers.

          Upon termination of service for any reason, if a participant’s vested account is less than or equal to $5,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination.

Participant Loans

          The maximum amount that a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s vested account balance. No amounts may be borrowed from a participant’s ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant’s vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant’s account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

          The interest rate for loans, as established by the Benefits Committee, is equal to the “prime rate,” as published in the Wall Street Journal on the first business day of the month on or next preceding the date the loan is made, plus one percent. The range for interest rates was 5.25 percent to 6.0 percent for loans initiated during 2002. Interest incurred on loans during 2002 was $746,497.

Administrative Expenses

          Certain expenses of administering the Plan are expected to be paid by the participants. Participants’ accounts are charged five dollars annually for administrative expenses. In addition, participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. All other administrative expenses of the Plan have been paid by the Company, including legal, accounting and trustee fees.

Plan Termination

          The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company’s Board of Directors or the Company’s Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants’ account balances be distributed as provided in the Plan.  The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

          The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Use of Estimates

          In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and schedules. Actual results could differ from those estimates.

Investments

          Investments are stated at fair value. Shares of mutual funds and of the common collective trust are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at published market prices. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unit Accounting

          The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and cash held in the fund.

3.   AMOUNTS DUE TO PARTICIPANTS

          As of December 31, 2002 and 2001, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4.   INVESTMENTS

          Investments of Company common stock in the OGE Energy Corp. Common Stock Fund (which includes both ESOP and other accounts) at December 31, 2002 and 2001, of $119,818,530 and $150,698,707, respectively, are stated at fair value.

          The only nonparticipant-directed investments in the Plan are held in the OGE Energy Corp. Common Stock Fund. The OGE Energy Corp. Common Stock Fund also holds participant-directed investments. This investment activity cannot be separated between participant-directed and nonparticipant-directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the OGE Energy Corp. Common Stock Fund are as follows:

                                                                                  December 31,
                                                                     --------------------------------------
                                                                          2002                  2001
                                                                     ------------------    ----------------
       Net Assets
              Common stock........................................   $     119,818,530     $   150,698,707
                                                                     ==================    ================

                                                                         Year Ended
                                                                      December 31, 2002
                                                                     ------------------
       Change in Net Assets
              Contributions........................................  $       8,545,335
              Dividends............................................          5,587,240
              Net depreciation on investments......................        (34,447,288)
              Loan activity, net...................................            150,151
              Distributions to participants........................         (9,018,753)
              Transfers to participant-directed investments, net...         (1,696,862)
                                                                     ------------------
              Total decrease in net assets.........................  $     (30,880,177)
                                                                     ==================

       The following presents investments that represent five percent or more of the Plan's net assets:

                                                                                December 31,
                                                                     --------------------------------------
                                                                          2002                  2001
                                                                     ------------------    ----------------
       OGE Energy Corp. Common Stock*............................    $     119,818,530     $   150,698,707
       Fidelity Managed Income Portfolio.........................           25,847,777          23,854,625
       Fidelity Blue Chip Growth Fund............................           17,519,031          23,751,871
       Fidelity Asset Manager: Growth............................           14,983,149          18,691,468
       Fidelity Contrafund.......................................           15,986,800          18,589,878
       Fidelity Growth & Income Portfolio........................           13,230,959          16,789,198

       *  Includes participant-directed and nonparticipant-directed investments

5.   INCOME TAX STATUS

          The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a) of the Code. The Company has received a favorable determination letter dated December 16, 2002 which states that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a withdrawal or distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to the participants’ contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Code and is dependent upon the method of distribution.

6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

          Fidelity executed all mutual fund investment transactions for the year ended December 31, 2002. Fidelity also provided certain accounting services to the Plan. Except for participant loan processing and maintenance fees and the annual administrative fee charged to each participant, the Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7.   PLAN AMENDMENTS

          The Plan was amended, effective January 1, 2002, such that participants who have attained age 50 before the close of each plan year are allowed to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Code. In addition, hardship withdrawals were excluded from the definition of an eligible rollover distribution and after-tax contributions were included in the definition. Finally, the waiting period for which participants may not make contributions to the Plan following a hardship withdrawal was reduced from 12 months to six months. These amendments resulted from the signing of the Economic Growth and Tax Relief Reconciliation Act of 2001.

          Effective July 31, 2002, the PBHG Growth Fund and Invesco Total Return Fund were removed from the available investment options. Participants were able to reallocate their funds in these options to other available investment options. Any funds that were not reallocated by July 31, 2002 from the PBHG Growth Fund and Invesco Total Return Fund were transferred to the Invesco Dynamics Fund and Fidelity Asset Manager Fund, respectively. In addition, the Plan was amended to add the Fidelity Freedom Funds as available investment options, effective August 1, 2002. The Fidelity Freedom Funds include the Fidelity Freedom 2040 Fund, 2030 Fund, 2020 Fund, 2010 Fund, 2000 Fund and Income Fund.

8.   SUBSEQUENT EVENTS

          Effective January 1, 2003, the Plan was amended to remove the age 55 restriction on participants’ ability to transfer Company contribution account balances invested in the OGE Energy Corp. Common Stock Fund to other available investment options. Prior to the amendment, participants could only change the investment allocation of their Company matching contributions on or after age 55.

           The Plan was amended to add the Fidelity Low Price Stock Fund as an available investment option beginning July 1, 2003.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2002

(a)        (b)                                       (c)                         (d)           (e)
          Issuer                          Description of Investment            Cost***     Market Value

 *  OGE Energy Corp.**            Common stock, $0.01 par value.......................     $119,818,530
 *  Fidelity Mgmt. Trust Co.      Asset Manager, mutual fund..........................        9,418,275
 *  Fidelity Mgmt. Trust Co.      Asset Manager: Growth, mutual fund..................       14,983,149
 *  Fidelity Mgmt. Trust Co.      Asset Manager: Income, mutual fund..................        2,614,502
 *  Fidelity Mgmt. Trust Co.      Managed Income Portfolio, common collective trust...       25,847,777
 *  Fidelity Mgmt. Trust Co.      Contrafund, mutual fund.............................       15,986,800
 *  Fidelity Mgmt. Trust Co.      Growth and Income Portfolio, mutual fund............       13,230,959
 *  Fidelity Mgmt. Trust Co.      Blue Chip Growth Fund, mutual fund..................       17,519,031
 *  Fidelity Mgmt. Trust Co.      Freedom Income Fund, mutual fund....................           18,782
 *  Fidelity Mgmt. Trust Co.      Freedom 2000 Fund, mutual fund......................           54,888
 *  Fidelity Mgmt. Trust Co.      Freedom 2010 Fund, mutual fund......................          165,207
 *  Fidelity Mgmt. Trust Co.      Freedom 2020 Fund, mutual fund......................          280,121
 *  Fidelity Mgmt. Trust Co.      Freedom 2030 Fund, mutual fund......................           65,159
 *  Fidelity Mgmt. Trust Co.      Freedom 2040 Fund, mutual fund......................           52,884
    PIMCO                         Total Return Administrative, mutual fund............        5,705,690
    Templeton                     Foreign I, mutual fund..............................        1,781,328
    Invesco                       Dynamics Fund: Growth, mutual fund..................        4,118,042
    Spartan                       Total Market Index Fund, mutual fund................          612,806
 *  Plan participants             Participant Loans, with various maturity dates and
                                    interest rates ranging from 5.25% to 10.5%........        8,910,678
                                                                                           -------------

                                      Total investments...............................     $241,184,608
                                                                                           =============

  *    Party-in-interest
 **    Includes participant-directed and nonparticipant-directed investments. Historical cost information could not be provided by the Plan Trustee.
***    This column is not applicable for participant-directed investments.

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

FOR THE YEAR ENDED DECEMBER 31, 2002

        (a)                    (b)           (c)         (d)         (g)          (h)             (i)
                                                                             Current Value
                                           Purchase    Selling                of Asset on       Net Gain
Identity of Party  Description of Asset     Price       Price       Cost*   Transaction Date     (Loss)*

Category (3) - Series of transactions of same security in excess of 5% of the Plan assets:

Fidelity Mgmt. OGE Energy Corp.          $33,239,159  $        ---  $         $ 33,239,159       $
Trust Co.      Common Stock Fund

Fidelity Mgmt. OGE Energy Corp.          $       ---  $ 29,672,056  $         $ 29,672,056       $
Trust Co.      Common Stock Fund

*  Historical cost information could not be provided by the Plan Trustee.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2002.
Columns (e) and (f) are not applicable.

SIGNATURES

          The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 19th day of June 2003.

                                                    OGE ENERGY CORP.
                                                    EMPLOYEES' STOCK OWNERSHIP
                                                      AND RETIREMENT SAVINGS PLAN

                                                    By         /s/ Donald R. Rowlett
                                                      -----------------------------------
                                                                   Donald R. Rowlett
                                                                   Chairman

                                                    By         /s/ O. Wayne  Beasley
                                                      ------------------------------------
                                                                   O. Wayne  Beasley
                                                                   Member

                                                    By         /s/ Carla D. Brockman
                                                      ------------------------------------
                                                                   Carla D. Brockman
                                                                   Member

                                                    By         /s/ Dale P. Hennessy
                                                      ------------------------------------
                                                                   Dale P. Hennessy
                                                                   Member

                                                    By         /s/ Patricia D. Horn
                                                      ------------------------------------
                                                                   Patricia D. Horn
                                                                   Member

                                                    By         /s/ Melvin H. Perkins, Jr.
                                                    --------------------------------------
                                                                   Melvin H. Perkins, Jr.
                                                                   Member

EXHIBIT INDEX

Exhibit No.                                 Description
--------------        -------------------------------------------------------------------

   23.01                Consent of Independent Auditors

   99.01                Certification Pursuant to 18 U.S.C. Section 1350 As Adopted
                          Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.01

CONSENT OF INDEPENDENT AUDITORS

          We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-104497), Post-Effective Amendment No. 2-A to Registration Statement (Form S-8 No. 33-61699) and Post-Effective Amendment No. 2-B to Registration Statement (Form S-8 No. 33-61699) pertaining to the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan of our report dated June 6, 2003, with respect to the financial statements and schedules of the OGE Energy Corp. Employees’ Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

                                 /s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 18, 2003

Exhibit 99.01

Certification Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

          In connection with the Annual Report of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the “Plan”) on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission (the “Report”), each of the undersigned does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

             1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the
                 Securities Exchange Act of 1934; and

             2)  The  information  contained in the Report  fairly  presents,  in all  material respects,  the  net assets available for benefits and the changes in net assets available for benefits of the Plan.

June 19, 2003

                                                              /s/   Donald R. Rowlett
                                                             -----------------------------------------
                                                                    Donald R. Rowlett
                                                                    Chairman of the Benefits Committee

                                                              /s/   Margaret A. Walsh
                                                             -----------------------------------------
                                                                    Margaret A. Walsh
                                                                    Plan Administrator